EXHIBIT 99.2

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear «First_Last»:

As you know, on October 5, 2007, (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Cognio, Inc. (“Cognio”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco Systems, Inc., Canopy Merger Corp., and Cognio dated October 5, 2007 (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of Cognio common stock granted to you under the Cognio 2001 Equity Incentive Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of Cognio under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Cognio common stock granted to you under the Plan (the “Cognio Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Cognio (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Cognio Option(s) that are required by the Acquisition.

The table below summarizes your Cognio Option(s) immediately before and after the Acquisition:

COGNIO OPTION	ASSUMED COGNIO OPTION

Grant Date	Option Type	No. of Cognio Shares	Exercise Price per Share	No. of Cisco Shares	Exercise Price per Share

«Grant_ Date»	«Type_of_Grant_ eg_ISO_NQ_RSP_SAR»	«Remaining_Shares_ Subject_to_Equity_Incen»	«Grant_Price»	«Revised_Shares_Subject_ to_Equity_Incenti»	«Purchase_or_Exercise_ Price_Per_Share»

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.0333752970, as determined in accordance with the terms of the Merger Agreement, and are intended to: (i) assure that the total spread of your assumed Cognio Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition. If applicable, and to the extent allowable by law, the adjustments are also intended to retain “incentive stock option” status under U.S. tax laws. The number of shares of Cisco common stock subject to your assumed Cognio Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Cognio Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Cognio Option(s) was determined by dividing the exercise price per share of your Cognio Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Cognio will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed Cognio Option(s) remain the same as set forth in the Option Agreement(s) (with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Acquisition). Vesting of your assumed Cognio Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies and the only permissible methods to exercise your assumed Cognio Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed Cognio Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except (i) no assumed Cognio Option(s) may be “early exercised” (i.e., an assumed Cognio Option may be exercised for shares of Cisco common stock only to the extent the assumed Cognio Option is vested at the time of exercise pursuant to the applicable vesting schedule) and (ii) as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Cisco or any present or future Cisco subsidiary, you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed Cognio Option(s) to the extent vested and outstanding at the time of termination after which time your assumed Cognio Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed Cognio Option(s), you must utilize Cisco’s designated broker, the Charles Schwab Corporation (the telephone number is «telephone number»).

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Cognio Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

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Please sign and date this Agreement, as soon as possible, and return the signed original to Elizabeth Hess at Cognio, Inc.

Until your fully executed Acknowledgment (below) is received by Cisco’s Stock Administration Department your Cisco account will not be activated and your assumed Cognio Option(s) will not be exercisable. If you have any questions regarding this Agreement or your assumed Cognio Option(s), please contact Sonia Savage at «telephone number».

CISCO SYSTEMS, INC.

By:	/s/ Mark Chandler
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Cognio Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Cognio Option(s), the Plan and this Stock Option Assumption Agreement and agrees to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2007	________________________________________________________
	______________________________________	- Optionee
Address:_________________________________________________
________________________________________________________
Cisco ID No.: «Cisco_Employee_ID_»

ATTACHMENTS

Exhibit A – Form S-8 Prospectus